Subsidiaries of EQM Technologies & Energy, Inc.

Company Name	State/Country of Incorporation

Environmental Quality Management, Inc.	Ohio

EQ Engineers, LLC	Indiana

EQ Engineers Slovakia, s.r.o. (“EQES”)	Slovak Republic

Beacon Energy Corp.	Delaware

Beacon Energy (Texas) Corp.	Texas

AgriFuel United Biofuels Co., Inc.	Delaware

AgriFuel BBD Holding Co., Inc.	Delaware

AgriFuel Terra Farms, LLC	Missouri